SECURI[TIES AND EXCHANGE COM]MISSION

03011854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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RECEIVED MAR - 3 2003 MAIL PROCESSING SECTION WASH, D.C. 181

SEC FILE NUMBER
8- 24040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Equity Services, Inc. dba COMMONWEALTH FINANCIAL NETWORK

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 SAWYER ROAD, ONE UNIVERSITY OFFICE PARK
(No. and Street)

WALTHAM, MASSACHUSETTS 02453
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HUNTER, CFO (781)736-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP
(Name – *if individual, state last, first, middle name*)

90 CANAL STREET BOSTON, MA 02114
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD HUNTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH FINANCIAL NETWORK, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

GINETTE A. GIBLIN
Notary Public
My Commission Expires Feb. 26, 2004

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH *financial network*

A REGISTERED SERVICE MARK OF COMMONWEALTH EQUITY SERVICES INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

COMMONWEALTH *financial network*

A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES INC.

Years Ended December 31, 2002 and 2001

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholders of
Commonwealth Financial Network[SM]
A Registered Service Mark for
Commonwealth Equity Services, Inc.
Waltham, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Commonwealth Financial Network[SM] (the Company), a Registered Service Mark for Commonwealth Equity Services, Inc. as of December 31, 2002 and 2001 and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I, II and III are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
January 17, 2003

Brown & Brown, LLP

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

COMMONWEALTH FINANCIAL NETWORK
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 4,505,869	$ 3,154,857
Certificate of deposit	-	76,797
Deposits with clearing organizations and others	75,234	75,234
Receivables		
Brokers and clearing organizations	6,078,765	5,851,753
Employees and registered representatives	881,620	654,137
Other	297,643	78,887
Securities owned, at market value	1,336,924	1,653,575
Property and equipment, net	4,042,194	3,902,573
Other assets	320,538	255,915
Exchange membership	18,500	18,500
	$ 17,557,287	$ 15,722,228
Liabilities and Shareholders' Equity		
Accrued liabilities	$ 3,289,234	$ 1,917,976
Payables		
Brokers and clearing organizations	5,009,492	4,275,518
Other	69,477	160,169
Cash overdraft	-	79,115
Due to affiliates	62,409	163,675
Other liabilities	52,437	819,766
Subordinated borrowings	6,555,000	5,575,000
Total liabilities	15,038,049	12,991,219
Commitments and contingencies		
Shareholders' Equity:		
Common stock, no par value; 2,700,000 shares authorized and 2,400,000 issued and outstanding at December 31, 2002 and 2001, respectively	1,670,818	1,670,818
Retained earnings	853,930	1,065,701
Less: treasury stock, at cost	(5,510)	(5,510)
Total shareholders' equity	2,519,238	2,731,009
	$ 17,557,287	$ 15,722,228

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK
Statements of Income
Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions and fees	$ 141,541,684	$ 133,539,042
Other income	26,553,794	23,029,155
Principal transactions	3,913,070	3,285,109
Interest income	304,260	549,695
Total revenues	172,312,808	160,403,001
Expenses		
Commissions	127,181,971	119,955,272
Employee compensation and benefits	20,696,831	20,529,999
Management fees	9,740,617	5,637,968
Brokerage, exchange and clearing fees	5,612,911	4,716,157
Occupancy	4,106,056	4,113,270
Legal and professional fees	1,530,107	641,937
Communications	1,322,702	1,464,812
Recruiting and advertising	1,193,158	1,508,398
Data processing	820,888	915,648
Interest expense	325,108	468,842
Miscellaneous (income)/expense	(571,690)	296,464
Total expenses	171,958,659	160,248,767
Net income	$ 354,149	$ 154,234

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK
Statements of Changes in Shareholders' Equity
Years Ended December 31, 2002 and 2001

	2002	2001
Balance, beginning of year	$ 2,731,009	$ 2,576,775
Distributions	(565,920)	-
Net income	354,149	154,234
Balance, end of year	$ 2,519,238	$ 2,731,009

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK
Statements of Cash Flows
Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 354,149	$ 154,234
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,124,050	2,384,744
Unrealized gain on trading securities	22,695	83,126
Changes in assets and liabilities:		
Receivables	(673,251)	(524,340)
Securities owned, at cost	293,956	(1,326,500)
Proceeds from certificate of deposit	76,797	-
Other assets	(64,623)	302,857
Cash overdraft	(79,115)	(60,601)
Accounts payable	643,282	(201,871)
Accrued liabilities	1,371,258	147,982
Due to affiliates	(101,266)	(185,636)
Other liabilities	(767,329)	649,728
Due from clearing organizations	-	(178,358)
Net cash provided by operating activities	3,200,603	1,245,365
Cash flows from investing activities:		
Aquisition of property and equipment	(2,263,671)	(1,925,359)
Distributions	(565,920)	-
Net cash used in investing activities	(2,829,591)	(1,925,359)
Cash flows from financing activities:		
Proceeds from issuance of subordinated debt	980,000	-
Net cash provided by financing activities	980,000	-
Net increase (decrease) in cash and cash equivalents	1,351,012	(679,994)
Cash and cash equivalents, beginning of year	3,154,857	3,834,851
Cash and cash equivalents, end of year	$ 4,505,869	$ 3,154,857
Supplemental Disclosure of Cash Flow Information:		
Interest	$ 325,108	$ 468,842
Taxes	$ 9,386	$ 3,156

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH FINANCIAL NETWORK[SM]
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

NOTE 1 – NATURE OF BUSINESS

Commonwealth Financial Network[SM] (the Company) is a Registered Service Mark of Commonwealth Equity Services, Inc. The Company, incorporated in Massachusetts and founded in 1979, is a closely-held corporation. The Company is the "home office" for a national network of independent financial advisors and is devoted to the special requirements of the independent financial advisor. These advisors are licensed to sell securities through the Company with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC (a Fidelity Investments Company) and other providers. Registered in all 50 states, there are approximately 1,000 registered representatives that are served by the Company's Boston and San Diego offices.

Business Reorganization
On December 17, 2001, the Commonwealth Equity Services Business Trust (the Trust) a Massachusetts Business Trust, was formed and the shareholders of the Company exchanged their shares for those of the Trust (the Parent). As a result, the Company is now a wholly-owned subsidiary of the Parent. The financial statements include only the accounts and transactions of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Proprietary securities transactions are recorded on a trade date basis. The Company's proprietary security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Values of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value. Financial instruments consist principally of cash and cash equivalents, securities, receivables, payables and subordinated borrowings.

Receivable From And Payable To Brokers And Clearing Organizations
The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided for.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. The Company has elected to be treated as an S corporation. As such, the Company's federal taxable income is reported on the tax returns of its shareholders and there is no tax to the Company.

Reclassifications
Certain amounts in the 2001 financial statements have been reclassed to conform to the classifications in the 2002 financial statements. These reclassifications had no effect on previously reported results of operations or retained earnings.

NOTE 3 – MARKETABLE SECURITIES

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* SFAS No. 115 requires companies to classify their short-term investments as trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded at market value.

NOTE 3 – MARKETABLE SECURITIES (Continued)

At December 31, 2002 and 2001, the trading accounts consisted of the following:

	2002		2001	
	Cost	Market	Cost	Market
Municipal bonds	$ 1,352,176	$ 1,330,366	$ 1,678,056	$ 1,620,743
Mutual funds	7,443	6,558	34,544	32,832
Total	$ 1,359,619	$ 1,336,924	$ 1,712,600	$ 1,653,575

During the years ended December 31, 2002 and 2001, unrealized losses on trading securities held were $22,695 and $83,126, respectively.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2002 and 2001, there were trades that were pending settlement, resulting in a due from clearing organizations of $172,128 and a due to clearing organizations of $147,388, respectively, included in receivables on the statement of financial condition.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2002	2001
Computers, furniture and fixtures	$ 5,586,551	$ 4,408,573
Software	2,149,328	3,181,152
Leasehold improvements	1,454,547	747,646
	9,190,426	8,337,371
Less: accumulated depreciation	(5,148,232)	(4,434,798)
	$ 4,042,194	$ 3,902,573

Depreciation and amortization expense for the years ended December 31, 2002 and 2001 was $2,124,050 and $2,384,744 respectively.

NOTE 6 – SUBORDINATED BORROWINGS- RELATED PARTY

The lenders, consisting of the Company's principal shareholders, have under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers (NASD) and are thus available for computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6 – SUBORDINATED BORROWINGS (Continued)

The Company has subordinated borrowings maturing as follows:

2004	$	600,000
2005		4,480,000
2006		1,475,000
Total	$	6,555,000

The interest rate on all subordinated debt is at the prime lending rate (4.25% at December 31, 2002) plus one percent, payable monthly. Interest expense on these loans for the years ending December 31, 2002 and 2001 totaled $316,459 and $446,387, respectively.

NOTE 7 – STOCK OPTION PLAN

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the Plan) designed to encourage employees to continue employment with the Company. The Plan permits the Company to grant stock options to its employees only for the purchase of common stock, up to a maximum of 300,000 shares. At December 31, 2002, 192,370 shares were available for future issuance under the Plan. Options granted under the Plan generally vest over a five year period and expire 25 years from the grant date.

Information with respect to activity under the Plan is as follows:

	Number of Shares		Exercise Price per Share		Weighted Average Exercise Price
Options outstanding, December 31, 2000	100,240	$	22.91 - 23.53	$	22.98
Granted	34,730		19.40 - 23.13		21.24
Exercised	-		-		-
Canceled	(13,650)		19.40 - 23.53		22.90
Options outstanding, December 31, 2001	121,320	$	19.40 - 23.53	$	22.48
Granted	11,180		20.18 - 21.83		20.97
Exercised	-		-		-
Canceled	(24,870)		19.40 -23.53		20.33
Options outstanding, December 31, 2002	107,630	$	19.40 - 23.53	$	22.45
Options exercisable, December 31, 2001	17,514	$	22.91 - 23.13	$	22.91
Options exercisable, December 31, 2002	35,670	$	22.91 - 23.53	$	22.95

NOTE 7 – STOCK OPTION PLAN (Continued)

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the measurement of the fair value of stock options to be included in the statements of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and elect the disclosure-only alternative under SFAS No. 123.

The Company has computed the pro forma disclosures required under SFAS No. 123 for its stock compensation plan for employees during the year ended December 31, 2002 using the Black-Scholes option pricing model under the fair value method as prescribed by SFAS No. 123.

The assumptions used for the year ended December 2002 and 2001 are as follows:

	2002	2001
Risk free interest rate	3.94-5.21%	4.57-5.24%
Expected dividend yield	0%	0%
Expected life	12 Years	12 Years
Volatility	0%	0%

The effect of applying SFAS No. 123 would be as follows:

	2002	2001
Net income (loss):		
As reported	$ 354,149	$ 154,234
Pro forma	$ 116,568	$(156,250)

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases facilities in Waltham, Massachusetts and San Diego, California with expiration dates in 2011 and 2005, respectively. During 2002, the Company increased its space in the Waltham office. Under the terms of the leases, in addition to the base rent, the Company shall pay their proportionate share of operating expenses and real estate taxes in excess of the operating expense and real estate tax expense bases. Additionally, the Company subleases part of their San Diego office in which the rental income received is offset against the Company's rental expenses. Additionally, The Company has entered into various operating leases for office equipment and furniture. Rental income included in rent expense was approximately $134,200 and $131,270 for the years ended December 31, 2002 and 2001, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES (Continued)

Operating Lease (Continued)
Future minimum lease payments are as follows:

	Facilities	Equipment and Furniture
2003	$ 1,581,716	$ 35,670
2004	1,584,644	35,670
2005	1,308,304	35,670
2006	1,030,012	-
2007	1,030,012	-
Thereafter	5,150,060	-
Total	$ 11,684,748	$ 107,010

Rent expense under these leases was $1,450,876 and $1,185,355 for the years ended December 31, 2002 and 2001, respectively.

Litigation and Claims
During the ordinary course of business, the Company is frequently a defendant or co-defendant in various lawsuits. At December 31, 2002 the Company was the co-defendant in several lawsuits. Management believes the lawsuits to be without merit and intends to vigorously defend its position. The Company has Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned lawsuits. Included in accrued expenses is approximately $470,000 related to unbilled legal costs incurred to successfully defend itself in various suits for the year ended December 31, 2002.

NOTE 10 – 401(K) PLAN

The Company maintains a qualified retirement plan under Internal Revenue Code 401(k) covering substantially all employees. Employer contributions made to the 401(k) plan for the years ended December 31, 2002 and 2001 were $303,270 and $298,627, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

Due to Affiliate
During the course of the year, the Company advances to and borrows from related parties to simplify short-term cash flow requirements. These related companies are owned and controlled by a principal officer and shareholder of the Company. At December 31, 2002 and 2001, the balance due to affiliated parties was $62,409 and $163,675, respectively. These balances consisted primarily of monies owed to CES Insurance Agency, Inc. (CESI). CESI is a sister entity that assists the Company's advisors in the selling of insurance based products to their clients. The Company provides on-going operational and marketing support to CESI. Expenses allocated to CESI for marketing and administrative support was $1,006,024 and $707,528 for the years ended December 31, 2002 and 2001, respectively.

Additionally, the Company pays management fees to a company controlled by the Company's principal shareholder for marketing and management services. During the years ended December 31, 2002 and 2001, $9,740,617 and $5,637,968, respectively, were paid to this related party.

NOTE 12 - CONCENTRATIONS

For the years ended December 31, 2002 and 2001, commissions receivable from one customer was $4,016,835 and $3,693,912 or 66% and 65% of all receivables from brokers and clearing organizations, respectively.

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and accordingly is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $2,747,817 and $2,604,787, which was sufficient to meet the required net capital of $572,233 and $494,415, respectively. The Company's net capital ratio for 2002 and 2001 was 312% and 285%, respectively. No material differences existed between the audited net capital computation and the computation provided by the Company as of December 31, 2002.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Stockholders of
Commonwealth Financial Network SM
A Registered Service Mark of
Commonwealth Equity Services, Inc.
Waltham, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Commonwealth Financial Network SM, a Registered Service Mark for Commonwealth Equity Services, Inc., (the Company) for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives, internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2002 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2002. All customer transactions cleared through another broker-dealer (National Financial Services, LLC) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
January 17, 2003

COMMONWEALTH FINANCIAL NETWORK SM
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Schedule I

Total Shareholders' equity		$ 2,519,238
Subordinated loans for equity capital		6,555,000
Total capital and allowable subordinated liabilities		9,074,238
Less: Non-allowable assets from the Statement of Financial Condition		6,208,572
Net capital before haircuts on securities		2,865,666
Less: Haircuts on securities		117,849
Net capital		2,747,817
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 572,233	
or Minimum dollar net capital requirement	100,000	572,233
Excess net capital		$ 2,175,584
Aggregate indebtedness		$ 8,583,499
Percentage of aggregate indebtedness to net capital		312%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under rule 15(c)(3)-1.

COMMONWEALTH FINANCIAL NETWORK[SM]
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
Year Ended December 31, 2002

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

COMMONWEALTH FINANCIAL NETWORK SM
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2002

Schedule III

Balance, beginning of year	$ 5,575,000
Additions	980,000
Balance, end of year	$ 6,555,000